Exhibit (m)(22)

AMENDED AND RESTATED
AGREEMENT TO SUSPEND DISTRIBUTION PLANS
FOR THE TIAA-CREF LIFECYCLE AND LIFECYCLE INDEX FUNDS

          This Agreement is entered into effective as of February 1, 2011, by and between TIAA-CREF Funds (the “Trust”), a Delaware statutory trust, and Teachers Personal Investors Services, Inc. (“TPIS”), a Delaware corporation.

          WHEREAS, the Trust is an open-end diversified management investment company consisting of separate investment portfolios, each with up to four classes (the “Funds”);

          WHEREAS, the Trust has adopted, among others, two plans of distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended: (1) a plan concerning the distribution expenses of the Retirement Class of the Lifecycle Funds, dated October 1, 2004 (the “Lifecycle Distribution Plan”) and (2) a plan concerning the distribution expenses of the Retirement Class of the Lifecycle Index Funds, dated September 10, 2009 (“Lifecycle Index Distribution Plan”) (collectively, the “Distribution Plans”). (The identity of these Funds is specified on Schedule A to each Distribution Plan.);

          WHEREAS, under the Lifecycle Distribution Plan, the Trust may reimburse TPIS for all expenses it incurs in connection with the promotion, distribution and shareholder servicing of Retirement Class shares of any Lifecycle Fund up to an annual rate of 0.05% of the average daily net assets of the Retirement Class shares of the Lifecycle Fund;

          WHEREAS, under the Lifecycle Index Distribution Plan, the Trust may compensate TPIS for all of its services in connection with the promotion, distribution and shareholder servicing of the Retirement Class of each Lifecycle Index Fund at the annual rate of 0.05% of the average daily net assets of the Retirement Class shares of the Lifecycle Index Fund;

          WHEREAS, the parties hereto wish to waive any reimbursement or compensation by the Trust to TPIS under the Distribution Plans for a specified period of time;

          NOW, THEREFORE, the parties do hereby agree as follows:

1.

Term of Agreement. This Agreement shall commence as of February 1, 2011, and shall continue in force until the close of business on September 30, 2012, unless earlier terminated by written agreement of the parties hereto.

2.

Suspension of Distribution Plan Reimbursement. TPIS hereby agrees not to seek reimbursement or compensation from Trust for the costs it incurs in distributing, promoting and servicing Retirement Class shares of the Lifecycle Funds and the Lifecycle Index Funds under their respective Distribution Plans Class that would, but for this Agreement, be paid by Trust to TPIS pursuant to each Distribution Plan.

3.	Amendment, Assignment, or Extension. This Agreement may be amended, assigned or extended only by a writing signed by all of the parties.

4.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By:
Title:

TIAA-CREF FUNDS
On behalf of each Lifecycle Fund and Lifecycle Index Fund
in existence on the date of this Agreement, as well as the
Lifecycle 2055 and Lifecycle Index 2055 Funds once they become operational

By:
Title